American Bonanza Gold Mining Corp.
Management’s Discussion and Analysis
(Third Quarter ended September 30 2004, as of November 23, 2004)

General

The following discussion of performance, financial condition and analysis should be read in conjunction with the Audited Consolidated Financial Statements of American Bonanza Gold Mining Corp. (the “Corporation”) and the notes thereto for the years ended December 31, 2003 and 2002 and the Unaudited Consolidated Financial Statements for the nine months ended September 30, 2004.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Corporation is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties primarily located in the Great Basin of the American Southwest. The Copperstone gold project in Arizona, USA is currently the subject of a significant development drilling program with the objective of identifying sufficient measured and indicated resources to justify an underground, high-grade gold mine.

The Corporation conducts its exploration and development activities independently as well as through option or earn-in arrangements.

Overview of Performance

The Corporation’s working capital as at September 30, 2004 was $11,486,958 compared with a working capital position of $13,089,684 as at December 31, 2003. The decrease in working capital was attributable to increased expenditures levels at the Copperstone gold property, loss from operations and other exploration expenditures all of which were partially offset by proceeds from warrant exercises in the period. The loss for the nine months ended September 30, 2004 was $1,089,609 or $0.01 per share compared with a net loss of $430,677 or nil per share for the comparable period in 2003.

The Corporation’s current development program at Copperstone is estimated to require up to $8 million ($4,243,195 incurred in the current period) of the Corporation’s current working capital to achieve a production decision on the Copperstone gold project during 2005. The current work programs at Copperstone fall into two main efforts. First, drilling programs are underway to convert resources into reserves and increase the confidence level of the resources to the measured and indicated resource category. Second, substantial drilling and other exploration programs are underway to expand the resources through the discovery of new gold zones.

The next stage of evaluation will be comprised of work programs required to complete a bankable feasibility study. This work will be based on reserves and measured and indicated resources, and will focus on metallurgical testing of a bulk ore sample, environmental and geo-technical studies and detailed estimates of the capital and operating costs. Current programs of underground and surface drilling, drifting, cross-cutting and sampling will provide detailed assay and geologic data describing the reserves and resources. Following completion of this work, if the results warrant, the Corporation will be obtaining an updated independent technical report in accordance with Canadian National Policy 43-101 and will make a production decision for Copperstone.

Selected Information

The following table sets forth selected consolidated financial information of the Corporation for, and as of the end of, each of the last three fiscal years ended December 31, 2003 and the nine month period ending September 30, 2004. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation.

	September 30,		December 31,
	2004	2003	2002	2001
	(Unaudited)
	$	$	$	$
Net loss	1,089,609	605,214	485,054	1,083,622
Net loss per share	0.01	0.01	0.01	0.02
Total cash and cash equivalents	11,427,854	13,406,295	1,616,691	12,968
Working capital (deficiency)	11,486,958	13,089,684	105,622	(1,222,858)
Total debt	Nil	Nil	1,722,131	Nil
Total assets	28,199,640	25,006,389	10,659,685	6,158,121
Shareholders’equity	27,582,914	24,202,178	7,696,078	4,593,641

Results of Operations

For the nine months ended September 30, 2004, the Corporation had a net loss of $1,089,609 or $0.01 per share compared with a net loss of $430,677 or nil per share in 2003. The increase from the comparable period was primarily attributable to the increase in both general and administrative and exploration expenditures which were partially offset from increased interest income.

Interest income increased to $244,468 from $62,215 which was the direct result of increased cash balances over the comparable period in 2003. General and administrative expenditures increased to $877,319 from $307,224 in the comparable period which was the direct result of increased public company expenses and personnel costs. Increased activity also contributed to $113,584 in business development related expenditures associated with the continual review of various corporate development opportunities. Public company expenses increased from $106,115 to $312,412 and primarily attributable to increases in investor relations expenses which increased from $34,487 to $151,632 and the payment of director’s fees totaling $73,237. Personnel costs increased from $125,860 to $418,172 as a direct result of increased personnel and management bonuses totaling $234,225.

Exploration expenditures reflecting those amounts not directly capitalized to mineral properties increased to $267,115 from $190,928 in the comparable period reflecting increased activity relating to ongoing property evaluations, investigation and acquisition. The Corporation continues to conduct property evaluations using its exploration technology which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the period also include all costs associated with maintaining the Corporation’s exploration office in Reno, Nevada.

Summary of Quarterly Results

Selected consolidated financial information for the most recently completely quarters of fiscal 2004, 2003 and 2002 are as follows:

		2004			2003			2002
	Sept.	Jun.	Mar.	Dec.	Sept.	June.	Mar.	Dec.
	$	$	$	$	$	$	$	$
Revenue	79,176	81,282	84,010	118,253	32,187	2,159	Nil	Nil
Net loss	456,612	491,260	141,737	174,537	156,506	240,939	33,232	168,322
Net loss per share	0.01	0.00	0.00	0.01	0.00	0.00	0.00	0.01

Liquidity and Capital Resources

The Corporation’s working capital as at September 30, 2004 was $11,486,958 compared with a working capital position of $13,089,684 as at December 31, 2003. The decrease in working capital was primarily attributed to the loss in the period, development expenditures at Copperstone totaling $4,243,195, and exploration and acquisition related expenditures of $524,700 on the Corporation’s other projects. These expenditures were partially offset by net proceeds of $4,249,777 from warrant exercises in the period.

During the period the Corporation continued its underground and surface exploration and development programs at the Copperstone project. A substantial detailed underground and surface drilling program is currently underway. It is anticipated that the extensive drilling from underground will locate and define the grade profile of the Copperstone Fault in the D-Zone, provide reserve-level detailed data, and assist in the design of future underground working and stopes. Total development and exploration expenditures during the period totaled $4,243,195 or $6,756,715 (December 31, 2003 - $2,513,520) since the Copperstone development and exploration program began in 2002.

As at September 30, 2004, the Corporation had cash of $11,427,854 compared to $13,406,295 as at December 31, 2003. In management’s opinion the Corporation’s current cash and working capital position as at September 30, 2004 will provide adequate funding for purposes of continuing to accelerate the Copperstone project, if results warrant, towards a bankable feasibility and to conduct further exploration programs on Gold Bar, Pamlico and its other recently acquired projects. The current work program at Copperstone falls into two main efforts. First, drilling programs are underway to convert resources into reserves and increase the confidence level of the resources to the measured and indicated resource categories. Second, substantial drilling and other exploration programs are underway to expand the resources through the discovery of new gold zones.

Proposed Transactions and Subsequent Event

On November 23, 2004, the Corporation entered into a Letter Agreement whereby the Corporation agreed to a business combination with International Taurus Resources Inc. (“Taurus”). In addition, the Corporation agreed to acquire a 38% interest in the Fenelon project located in Quebec which is currently held by Fairstar Explorations Inc. (“Fairstar”). This acquisition will consolidate 100 per cent ownership of the Fenelon project into the new company. Consideration for Fairstar’s Fenelon interest is the issuance of 6.5 million common shares of the new company and a cash payment of CDN$300,000 on closing.

The business combination is expected to be completed by way of a statutory Plan of Arrangement whereby each Corporation share will be exchanged for 0.25 shares of the new company and each Taurus share will be exchanged for 0.20 shares of the new company.

The combination is subject to the execution of a definitive merger agreement, all requisite judicial and regulatory approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least three quarters of the votes cast by shareholders of Bonanza and Taurus as well as approved by two thirds of the votes cast by shareholders of Fairstar. The shareholder meetings are expected to be held in March, 2005 with the transaction expected to close shortly thereafter.

If the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepts the superior proposal will be required to pay a fee equal to 5 per cent of its market capitalization to the other party.

The expanded Board of Directors of the new company will include four directors from the Corporation, two directors from Taurus and one director from Fairstar.

Critical Accounting Estimates and Risk Factors

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s estimated recoverable value on its mineral properties. The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored and developed that ultimately achieve commercial production. At present, none the Corporation’s properties have a known body of commercial ore.

The Corporation’s estimated recoverable value on its mineral projects is based on estimated underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these assumptions are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Change in Accounting Policy

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accountants standard on stock-based compensation. Under this standard the Corporation is required to expense over the vesting period the fair value of stock options at the date of grant. As permitted by this standard the Corporation applied this change retroactively, without restatement, for options granted on or after January 1, 2002. As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $2,874,967 relating to stock options granted since January 1, 2002 with a corresponding increase to contributed surplus. For the nine months ended September 30, 2004, $220,568 in stock-based compensation expense was charged to the Copperstone gold property.

Prior to January 1, 2004, no stock-based compensation expense was recognized when stock options were issued to employees and directors but pro forma disclosure was provided as if these grants were accounted for using the fair value method for stock options granted after January 1, 2002.

Use of Financial and Other Instruments

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents, a substantial portion of which relate to the Corporation’s equity financings completed in 2003 and related warrant exercises during the current period. A significant portion of the Corporation’s cash balance is invested in short-term interest bearing investments.

Outlook

The Corporation will continue to focus the majority of its exploration and development efforts in the Great Basin and the American Southwest for purposes of the identifying, acquiring, exploring and developing high-grade precious metals properties. The Corporation will also continue to use its exploration technology which represents a sophisticated merger of comprehensive data, geological analysis, and software which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. In management’s opinion this technology will be the catalyst for future corporate growth.

As a mining company in the development stage the future liquidity of the Corporation will be affected principally by the level of its development and exploration expenditures and by its ability to raise an adequate level of capital through the capital markets. In management’s opinion the Corporation’s current working capital will be sufficient for funding its planned exploration and development expenditures in 2004 on the Copperstone project, achieving its exploration initiatives on its other exploration projects and meeting its ongoing obligations as they become due.